Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

28 July 2003



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

Enc:



FILE NO. 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

25 July 2003

12) Total holding following this notification

64,793,915

13) Total percentage holding of issued class following this notification

8.95%


SEC MAIL PROCESSING
RECEIVED
AUG 0 4 2003

FILE NO. 82-5205

14) Any additional information

This notice relates to the decrease in holding of Capital Research and Management Company from 2.25% to 1.32%

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 28 July 2003

Details of Registered Holders

Capital Guardian Trust Company		3.29%
State Street Nominees Limited	4,032,700	
Bank of New York Nominees	453,781	
Chase Nominees Limited	9,320,670	
BT Globenet Nominees Ltd.	286,344	
Midland Bank plc	4,166,600	
Bankers Trust	1,078,300	
Barclays Bank, Barclays Global Securities Services	480,700	
Citibank London	315,159	
Nortrust Nominees	3,136,300	
Royal Bank of Scotland	8,800	
MSS Nominees Limited	18,000	
ROY Nominees Limited	28,700	
Mellon Nominees (UK) Limited	478,590	
Total	23,804,644	

Capital International Limited		2.64%
State Street Nominees Limited	571,181	
Bank of New York Nominees	4,519,710	
Northern Trust	205,515	
Chase Nominees Limited	4,778,859	
Midland Bank plc	236,500	
Bankers Trust	1,949,668	
Barclays Bank, Barclays Global Securities Services	225,100	
Citibank London	375,600	
Morgan Guaranty	246,045	
Nortrust Nominees	2,574,277	
Royal Bank of Scotland	39,500	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	335,686	
Lloyds Bank	97,700	
Deutsche Bank AG	548,200	
HSBC Bank plc	823,840	
Mellon Bank N.A.	370,804	
Northern Trust AVFC	246,800	
KAS UK	31,415	
Mellon Nominees (UK) Limited	299,000	

FILE NO 82-5205

Bank One London	321,780	
Clydesdale Bank plc	114,800	
Total	19,105,980	
Capital International S.A.		1.46%
State Street Nominees Limited	40,900	
Bank of New York Nominees	68,800	
Chase Nominees Limited	3,483,718	
Credit Suisse London Branch	93,600	
Midland Bank plc	883,900	
Barclays Bank, Barclays Global Securities Services	955,900	
Citibank London	36,000	
Brown Bros.	128,500	
Nortrust Nominees	36,200	
Morgan Stanley	40,300	
Royal Bank of Scotland	2,363,497	
J.P. Morgan	1,215,136	
State Street Bank & Trust Co.	44,300	
National Westminster Bank	236,000	
Lloyds Bank	58,156	
RBSTB Nominees Ltd.	120,800	
Citibank NA	53,300	
Deutsche Bank AG	401,746	
HSBC Bank plc	324,940	
Total	10,585,693	
Capital International Inc.		0.24%
State Street Nominees Limited	968,000	
Bank of New York Nominees	30,900	
Chase Nominees Limited	67,100	
Midland Bank plc	196,100	
Bankers Trust	19,000	
Nortrust Nominees	138,526	
Royal Bank of Scotland	213,800	
State Street Bank & Trust Co	39,100	
RBSTB Nominees Ltd.	39,300	
HSBC Bank plc	32,000	
Total	1,743,826	
Capital Research and Management Company		1.32%
State Street Nominees Limited	303,700	
Chase Nominees Limited	9,250,072	
Total	9,553,772	